UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*


                               INITIO, INC.
                             (Name of Issuer)

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                               457203-10-7
                              (CUSIP Number)

                         Arnold N. Bressler, Esq.
     One Pennsylvania Plaza, 49th Floor, New York, New York  10119-0165
                               (212)594-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                                July 8, 2002
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |

Check the following box if a fee is being paid with the statement | | (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         CUSIP NO. 457203-10-7
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   DESTEFANO CHILDREN'S TRUST
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) | |
                                    (b) | |

3. SEC USE ONLY

4. SOURCE OF FUNDS*
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(c): | |

6. CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. SOLE VOTING POWER
   530,546

8. SHARED VOTING POWER
   0

9. SOLE DISPOSITIVE POWER
   530,546

10. SHARED DISPOSITIVE POWER
    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    530,546

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES | |

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.6%

14. TYPE OF REPORTING PERSON*
    IN

Item 1.   Security and Issuer.

          This Schedule 13D relates to the common stock, $.01 par value per share, (the "Common Stock") of Initio, Inc., a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 10 Henry Street, Teterboro, New Jersey 07608.

Item 2.   Identity and Background.

          (a-c)     The DeStefano Children's Trust (the "Trust") is a New
Jersey Trust formed for the benefit of the children of Daniel A. DeStefano, Chairman of the company. The principal address of the Trust is c/o Mr. John McConeghy, 42 Sterling Lane, Wayne, new Jersey 07407. The Trustees are Mr. John McConeghy and Mr. Alfred DeStefano.

          (d-e)     During the last five years, the Trust has not been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not Applicable.

Item 4.   Purpose of the Transaction.

                    (a-e)     Not Applicable.

                    (g)  See Item 6

                    (h-j)     Not Applicable.

Item 5.   Interest in the Securities of the Issuer.

          (a-b)     The Trust if the beneficial owner of 530,546 shares of
the Company's common stock. This represents 9.6% of the Company's issued and outstanding shares. The Trust's beneficial ownership is comprised of 530,546 shares over which the Trustees, Mr. McConeghy and Mr. DeStefano have sole voting and dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As previously reported, on February 25, 1998, the Company entered into a Debenture Commitment Agreement (the "Debenture Commitment Agreement") with Pioneer Venture Associates Limited Partnership (" PVALP") pursuant to which PVALP agreed to make certain loans to the Company to be repaid by the Company in accordance with the terms of convertible subordinated debentures. PVALP initially loaned $3,000,000 to the Company and the Company issued the First Subordinated Debenture due May 1, 2003 (the "First Debenture").
          In December 1998, pursuant to the terms of the Debenture Commitment Agreement, PVALP loaned an additional $500,000 to the Company and the Company issued to PVALP the Second Subordinated Debenture due December 23, 2003 (the "Second Debenture").

          The terms of the Debenture Commitment Agreement included the condition that the principal stockholders of the Company, including the Reporting Person (the "Principal Stockholders"), enter into a voting agreement (the "Voting Agreement"). The Voting Agreement provided that so long as there is any unpaid principal amount or interest due on either of the First or Second Debentures, the Principal Stockholders would vote all of their common stock for the election of PVALP designee as a director of the Company.

          In May 1999, the Company completed the sale of certain operating assets of Deerskin Trading Post, Inc. to Advanced Medical Sciences, Inc. ("AMDS"). The purchase price included the issuance of a $2,000,000 debenture by AMDS to PVALP and the concurrent cancellation of $2,000,000 principal amount of the First Debenture. Additionally, as a result of this transaction, the conversion price on the remaining principal amount of the First Debenture was reduced to $2.50 per share.

          In April 2002, the Company and PVALP entered into an Agreement (the "Agreement") pursuant to which PVALP agreed to convert its remaining debentures having an aggregate principal amount of $1,500,000 into 880,000 shares of the common stock of the Company (the "Conversion Shares"). The Agreement was approved by the Company's Shareholders on July 8, 2002 and is effective as of April 26, 2002. The Principal Stockholders and certain others who in the aggregate hold a majority of the Company's common stock were, pursuant to the Agreement, contractually obligated to vote to approve the Agreement.

          Pursuant to the Agreement, the Voting Agreement was amended. The amended Voting Agreement requires the Principal Stockholders to vote all of their common stock for the election of Robert A. Lerman and Dr. Paul Lerman or the two nominees of PVALP 's general partner, Venture Management Partners LLC, so long as PVALP owns Conversion Shares that are equal to or greater than 5% of the issued and outstanding common stock of the Company. The amended Voting Agreement also provides that the Principal Shareholders may not transfer any of their common stock to any affiliate without PVALP's prior written consent.

     Pursuant to the Agreement, PVALP also received a value support right (the "Value Support Right"). The Value Support Right provides that, subject to the terms and conditions of the Value Support Rights certificate (the "Rights Certificate") PVALP is entitled to receive a minimum of 120,000 shares of the Company's common stock, and may receive on April 29, 2004 an additional 700,000 shares of the Company's common stock. The value of each right shall, subject to adjustment as provided in the Rights Certificate, be equal to the difference between $1.70 and the average last sale price for the Company's common stock (or the average of the last bid and last ask price for such shares with respect to any trading day on which the Company's common stock does not trade) on the Nasdaq SmallCap market during the last 10 consecutive trading days ending on April 29, 2004.



Item 7.   Materials to be Filed as Exhibits.

          The following are attached as exhibits hereto:

          Exhibit 1. Agreement, dated as of April 26, 2002, by and between the Company and Pioneer incorporated by reference to Schedule 14A filed with the Securities and Exchange Commission on June 11, 2002.

                                SIGNATURES


          After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                             DESTEFANO CHILDREN'S TRUST



                                             By: /s/ John McConeghy
                                             John McConeghy,Trustee



                                             By: /s/ Alfred DeStefano
                                             Alfred DeStefano,Trustee


Dated: September 20, 2002